July 16, 2019

Zhengbin Yao, Ph.D.
Chairman, President and Chief Executive Officer
Viela Bio, Inc.
One Meddimune Way
First Floor, Area Two
Gaithersburg, MD 20878

       Re: Viela Bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 17, 2019
           CIK No. 0001734517

Dear Dr. Yao:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Please remove the characterization of your company as "emerging commercial-stage"
       given that you have yet to receive FDA approval for your lead product candidate and have yet to commercialize any product candidates.
Our Pipeline, page 2

2. We note that your pipeline table indicates that Phase 1 testing for VIB7734 is complete.
       However, the discussion indicates you are conducting a Phase 1b trial. Please revise your
 Zhengbin Yao, Ph.D.
FirstName Inc.
Viela Bio, LastNameZhengbin Yao, Ph.D.
Comapany NameViela Bio, Inc.
July 16, 2019
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         table to indicate that you have not completed Phase 1 testing by shortening the bar so that it does not extent all the way through the Phase 1 column.
3. We note that your pipeline table includes two preclinical programs that you are exploring.
         As you only discuss these programs very briefly in the prospectus and you have not allocated any proceeds for their development in your use of proceeds section, please provide us your analysis supporting your determination to include them in your pipeline table. If they are material, please revise your table to more specifically identify the indication, and revise the bar graph to indicate that preclinical trials have not been completed.
Our Strategy, page 4

4. We note your disclosure that your strategy is to "rapidly advance" VIB4920 and VIB7734 through clinical development for multiple diseases with shared critical biological pathways. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Implications of Being an Emerging Growth Company, page 7

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Some intellectual property may have been discovered through government funded programs, page 49

6. We note your disclosure that the U.S. government may have certain rights to intellectual property embodied in certain of your current or future product candidates. Please identify the intellectual property and the related product candidates.
If we fail to comply with our obligations in the agreements under which we license intellectual property, page 52

7. We note your disclosure that you could lose license rights that are important to your business if you fail to comply with your obligations under certain license agreements.
         Please identify the license agreements and the related product candidates.
Use of Proceeds, page 70

8. Please disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of your programs.

Management's Discussion and Analysis of Financial Condition and Results of Operations
 Zhengbin Yao, Ph.D.
FirstName Inc.
Viela Bio, LastNameZhengbin Yao, Ph.D.
Comapany NameViela Bio, Inc.
July 16, 2019
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Research and Development Expenses , page 83

9. You disclose that $34.2 million of your research and development expenses consisted of direct program and external costs, including primarily clinical trials of inebilizumab,
         VIB4920 and VIB 7734. Please revise to quantify your research and development expenses by product candidate. If you do not keep track of such costs by product candidate, disclose that fact.
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation Expense - Common stock valuations, page 87

10. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock and the estimated offering price. This information will help facilitate our review of your accounting for equity issuance including stock compensation and beneficial conversion features.
Other Company Information
Emergency Growth Company Status, page 90

11. You disclose that you have elected to apply the extended transition period under the JOBS
         Act for complying with new or revised accounting standards. However, you state in your risk factor disclosure on page 64 that you have irrevocably elected not to avail yourself to this exemption. Please revise to correct this apparent inconsistency.
Duke License Agreement, page 118

12. Please disclose when the last-to-expire licensed patent is currently scheduled to expire.
DFCI License Agreement, page 119

13. Please disclose when the last-to-expire of the licensed patents in each applicable country is currently scheduled to expire.
BioWa/Lonza Sublicense Agreement, page 121

14.      Please disclose when the BioWa/Lonza license terminates.
Lonza Sublicense Agreement, page 121

15. Please disclose when the MedImmune license agreement with Lonza terminates.
Principal Stockholders, page 167

16. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Boundless Meadow Limited, 6 Dimensions
         Capital, L.P., 6 Dimensions Affiliate Fund, L.P., HH RSV-MIM Holdings Limited
         and TLS Beta Pte. Ltd.
 Zhengbin Yao, Ph.D.
Viela Bio, Inc.
July 16, 2019
Page 4
Exclusive Jurisdiction of Certain Actions, page 175

17. We note your disclosure that your exclusive forum provision does not apply to any actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing documents clearly states that it does not apply to actions arising under the Securities Act or Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
General

18. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameZhengbin Yao, Ph.D.                          Sincerely,
Comapany NameViela Bio, Inc.
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Corporation Finance
July 16, 2019 Page 4                                           Office of
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